Exhibit 99.1

New Gold Announces 2011 First Quarter Gold Production of 107,622 Ounces at Record Low Cash Cost(1) of $352 Per Ounce

(All figures are in US dollars unless otherwise indicated)

May 4, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces financial and operational results for the first quarter of 2011, where the company combined increased gold production with the lowest total quarterly cash cost(1) in New Gold’s history. The company finished the first quarter with gold sales of 104,211 ounces at a total cash cost(1) per ounce sold, net of by-product sales, of $352 per ounce. The combination of growing gold production, significantly lower total cash cost(1) and continued strength in commodity prices resulted in solid financial results. During the quarter, earnings from mine operations increased by 119% to $80 million, net earnings increased by 85% to $25 million, or $0.06 per share, and cash flow from operations increased by 120% to $51 million.

New Gold is also pleased to reiterate its production guidance for 2011 with gold production of 380,000 to 400,000 ounces and lower its guidance for total cash cost(1) per ounce sold, net of by-product sales, to $390 to $410 per ounce. See 2011 Outlook section for additional detail.

New Gold First Quarter Highlights

▪	First quarter total cash cost(1) per ounce sold, net of by-product sales, decreased to $352 per ounce from $467 per ounce in the same period in 2010

▪	Quarterly gold production increased by 39% to 107,622 from 77,215 in the same period in 2010

▪	First quarter cash flow from operations increased by 120% to $51 million from $23 million in the same period in 2010

▪	Stockpiling of ore has started at New Afton with approximately 22,000 tonnes stockpiled on surface at the end of the first quarter

▪	$520 million of cash at March 31, 2011, increased by $29 million since December 31, 2010

▪
Subsequent to the quarter end, on April 4, 2011, announced the friendly acquisition of Richfield Ventures Corp. (“Richfield”), and its flagship Blackwater Project in British Columbia, at a transaction value of $513 million

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“We are very pleased as the momentum we established through our strong performance in 2010 continues to build in 2011. Our base of three operating assets has once again delivered increased gold production at lower cost,” stated Randall Oliphant, Executive Chairman. “We feel fortunate that with the prevailing strength in commodity prices our margins and cash flows continue to grow significantly. We believe that this growth will be further enhanced through the development of our two fully-funded organic growth projects as well as by our proposed acquisition of Richfield.”

2011 First Quarter Consolidated Financial Results

Consolidated revenue for the first quarter of 2011 was $171 million compared to $102 million in the same period of 2010. This revenue increase was driven by a combination of higher production as well as higher average realized commodity prices.

Earnings from mine operations for the first quarter of 2011 were $80 million compared to $37 million in the same period of 2010. Earnings from mine operations increased by 119% as a result of higher gold production, significantly lower total cash cost(1) and higher average realized gold prices. The consolidated average realized gold price in the first quarter of 2011 was $1,317 per ounce compared to $1,079 per ounce in the same period of the prior year.

During the first quarter of 2011 New Gold increased its average margin by $353 per ounce to $965 per ounce from $612 per ounce in the same period of the prior year, outpacing the underlying increase in the gold price.

Net earnings from continuing operations in the first quarter of 2011 were $25 million, or $0.06 per share, compared to $13 million, or $0.03 per share, in the same period of 2010. Adjusted net earnings from continuing operations in the quarter were $48 million, or $0.12 per share, which increased from $18 million, or $0.05 per share, in the same period of the prior year. Net earnings has been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The most significant adjustment is the fair value change of the company’s share purchase warrants and convertible debentures in the first quarter of 2011 which was a loss of $24 million, relative to a loss of $10 million in the same period of the prior year.

Cash flow from operations for the first quarter of 2011 was $51 million compared to $23 million in the same period of 2010. At the end of the first quarter of 2011 there was also a $15 million receivable related to the sale of Peak copper concentrate, the payment of which was received in April. Cash flow from operations increased by 120% as a result of higher gold production and increased operating margins driven by higher average realized gold prices and lower total cash cost(1).

2011 First Quarter Operations Overview

All three of the company’s operating mines, Mesquite, Cerro San Pedro and Peak Mines, had strong starts to 2011. Collectively, the gold production from the three operations during the quarter was 107,622 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $352 per ounce compared to gold production of 77,215 ounces at $467 per ounce in the first quarter of 2010. While gold production increased at each of the operations, the primary driver of the 39% consolidated quarterly production increase was Cerro San Pedro as the mine had a strong operational quarter compared to the first quarter of 2010 when the mine experienced a delay in the receipt of its annual explosives permit. The company is well positioned as the combination of growing gold production and increasing operating margins lead to further cash flow growth. In addition, New Afton, the company’s most immediate development project, which has the potential to more than double the cash flow of the company, continues to move forward on budget and on schedule with production anticipated in mid-2012.

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“Our first quarter results demonstrate continued execution by our operating and development teams,” stated Robert Gallagher, President and Chief Executive Officer. “We were very pleased as each one of our mines produced more gold than in the first quarter of 2010 and, after this strong start to the year, we look forward to continuing to deliver operationally through 2011 and particularly into 2012 when we bring New Afton into production.”

Mesquite Mine Delivers 65% Increase in Earnings from Mine Operations

Gold sales in the first quarter at Mesquite were 50,418 ounces at a total cash cost(1) per ounce sold of $543 compared to 49,502 ounces sold at $543 per ounce sold in the first quarter of 2010. The combination of higher production and higher average realized gold prices resulted in a 65% increase in earnings from mine operations to $29 million from $17 million in the same period of the prior year. The average realized gold price in the first quarter of 2011 was $1,239 per ounce compared to $1,047 per ounce in the same period of the prior year.

Gold production and sales increased during the first quarter of 2011 due to mining continuing in a higher grade portion of the pit at the beginning of the quarter, the benefit of which was partially offset by lower ore tonnes mined compared to the same period of the prior year. The total cash cost(1) remained consistent as benefit of mining in a higher grade area of the pit was offset by an increase in input costs such as diesel and explosives.

Cerro San Pedro Mine Demonstrates Strong Silver Leverage

Gold sales in the first quarter at Cerro San Pedro increased by 142% to 31,717 ounces from 13,124 ounces in the same period in 2010. In addition to this significant gold production growth, Cerro San Pedro benefitted from the continued strength in the silver price with total cash cost(1) per ounce of gold sold, net of by-product sales, of $7 per ounce compared to $622 per ounce in the first quarter of 2010. The increase in both gold production and average realized price coupled with the significant decline in total cash cost(1) led to Cerro San Pedro generating $34 million in earnings from mine operations in the first quarter of 2011 compared to $3 million in the same period of the prior year. The average realized gold price in the first quarter of 2011 was $1,391 per ounce compared to $1,118 per ounce in the same period of the prior year.

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Gold production and sales during the first quarter of 2011 were higher than the prior year quarter due to the timely receipt of the explosives permit which allowed significantly higher tonnes to be placed on the leach pad. During the first quarter of 2010 the receipt of the mine’s explosives permit was delayed resulting in only previously blasted ore being placed on the leach pad. The decrease in total cash cost(1) was a result of higher by-product revenues driven by both higher silver production and prices. This benefit was partially offset by higher total tonnes moved, higher diesel prices and the appreciation of the Mexican peso during the first quarter of 2011 when compared to the same period in 2010.

Silver sales during the quarter were 0.6 million ounces at an average realized silver price of $32.62 per ounce compared to 0.2 million ounces at $17.08 per ounce in the same period in 2010. The increase in silver sales volume was similarly attributable to higher ore tonnes being placed on the leach pad.

Peak Mines Continue Steady Performance

Gold sales in the first quarter at Peak Mines were 22,076 ounces compared to 17,393 ounces sold in the first quarter of 2010. Over the same periods, total cash cost(1) per ounce of gold sold, net of by-product sales, were $413 per ounce compared to $136 per ounce. Earnings from operations during the first quarter were $17 million compared to $16 million in the same period of the prior year. The average realized gold price in the first quarter of 2011 was $1,389 per ounce compared to $1,138 per ounce in the same period of the prior year.

Gold production and sales during the first quarter of 2011 were higher than the prior year quarter due to increases in ore tonnes processed and gold grades. Total cash cost(1) increased through a combination of the appreciating Australian dollar, higher mining costs in current working areas and the benefit of the copper by-product being applied against higher gold sales in the first quarter of 2011 compared to the same period of the prior year.

Copper sales during the quarter were 3.9 million pounds at an average realized copper price of $4.19 per pound compared to 4.1 million pounds at $3.39 per pound in the same period in 2010. The decrease in copper sales was attributable to minor decreases in copper grades and recoveries.

New Afton Moving Forward Quickly

New Gold's most immediate development project continued on schedule during the first quarter of 2011 and is expected to commence production in mid-2012. The project will be an underground mine and concentrator which is expected to produce an annual average of 85,000 ounces of gold, and 75 million pounds of copper.

During the first quarter of 2011, the New Afton underground development crews continued their advance, completing 1,580 metres of development. As development crews are now working at the base of the ore body, development ore continued to be transported to the surface stockpile which contained approximately 22,000 ore tonnes at the end of the first quarter of 2011.

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New Afton Underground Highlights

▪	571 metres of underground advance in March – a monthly record

▪	First two draw points mined from the extraction level

▪	22,000 tonnes of ore moved to surface stockpile

▪	Underground conveyor transfer stations well advanced with conveyor start targeted for mid-year

New Afton Surface Construction Highlights

▪	Poured over 1,000 metres3 of concrete in reclaim and mill building

▪	Completed installation of all buried services throughout the site

▪	Installed overhead pole installations for tie-in to 138kV power line

▪	Completed coarse ore stockpile reclaim chamber

In the first quarter, project spending at New Afton was $45 million.

To date, the company has signed concentrate off-take agreements for 85% of the estimated concentrate production from New Afton. The agreement for the remaining 15% is expected to be finalized in the second quarter of 2011.

The company looks forward to production commencing in approximately 14 months, as New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets. The project remains fully-funded with the cash on New Gold’s Balance Sheet exceeding the remaining targeted project capital costs. As a low-cost operation, New Afton should meaningfully expand the company's operating margin and cash flow generation. At current commodity prices, the mine is expected to more than double the company's cash flow.

El Morro Receives Environmental Impact Assessment – Construction Mobilization Begins

El Morro is an advanced stage gold/copper project located in the Atacama Region, approximately 80 kilometres east of the city of Vallenar, in north-central Chile. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the world. New Gold is a 30 percent joint venture partner in the project, with Goldcorp Inc. (“Goldcorp”), the project developer, holding the remaining 70 percent.

The Environmental Impact Assessment (“EIA”) necessary for the project permitting to proceed was received on March 16, 2011. The granting of the EIA facilitates commencement of construction activities by Goldcorp, and specific permits will be obtained during the course of project development. Goldcorp can now move forward with condemnation drilling to test for mineralization beneath primary infrastructure locations.

The budgeted spending at El Morro for 2011 is estimated at approximately $150 million (100% basis) which is being fully funded by Goldcorp.

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With New Gold’s 30% share of reserves already containing 2.6 million ounces of gold and 1.8 billion pounds of copper, the company is excited to have a highly motivated partner in Goldcorp who are poised to begin drilling programs in the coming months and are updating the feasibility study to determine the optimal project configuration. The feasibility study update is expected to be complete in the third quarter of 2011.

Proposed Acquisition of Richfield Ventures Corp.

Subsequent to the quarter end, on April 4, 2011, New Gold and Richfield jointly announced a friendly transaction whereby New Gold will acquire, through a plan of arrangement (the "Arrangement"), all of the outstanding common shares of Richfield. Under the terms of the Arrangement, each Richfield shareholder will receive 0.9217 of a New Gold share for each Richfield share held. The offer valued Richfield at $10.38 per share or approximately $550 million, representing a 31% premium to Richfield’s April 1, 2011 closing price and a 46% premium based on each company’s 20-day volume weighted average price. The transaction value, net of cash and proceeds from all in-the-money dilutive instruments, is approximately $513 million.

Richfield’s flagship asset is the Blackwater Project, located in central British Columbia, approximately 160 kilometres southwest of Prince George, a city of approximately 80,000. On March 2, 2011, Richfield announced the initial mineral resource estimate for the Blackwater Project, with its attributable share comprising 1.8 million ounces of indicated gold resources plus 2.0 million ounces of inferred gold resources.

The Management Information Circular is being mailed to Richfield shareholders this week and the transaction is expected to close in early June.

Key Financial Information

New Gold’s cash balance at March 31, 2011 was $520 million, an increase of $29 million over the 2010 year end cash balance. New Gold had $240 million of debt outstanding at the end of the first quarter comprised of $184 million of 10% senior secured notes due in 2017 (face value of C$187 million), $44 million of 5% convertible debentures due in 2014 (face value of C$55 million and C$9.35 strike price) and $12 million in El Morro project funding loans.

2011 Outlook

After completing a strong first quarter which saw the benefit of the company’s by-product revenues more than offset the impact of appreciating foreign currencies and rising input costs, resulting in record low total cash cost(1) of $352 per ounce, New Gold is pleased to provide the following updates on its 2011 guidance.

▪
Gold production guidance for the year remains 380,000 - 400,000 ounces with Cerro San Pedro and Peak expected to continue at the production levels experienced in the first quarter and Mesquite production anticipated to decline moderately in future quarters as mine sequencing moves into areas more consistent with reserve grade.

▪	Consolidated total cash cost(1) per ounce sold, net of by-product sales, is now forecast to be $390 to $410 per ounce compared to $430 to $450 per ounce at the beginning of 2011.

▪
The forecast decrease in total cash cost(1) is driven by the continued strength of the silver price and the significant impact it is having on total cash cost(1) at Cerro San Pedro where New Gold is expecting to produce between 1.9 and 2.1 million ounces of silver in 2011. It is anticipated that Cerro San Pedro's total cash cost(1) could be approximately $150 per ounce below the originally forecast $240 to $260 per ounce.

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▪
Partially offsetting the benefit from Cerro San Pedro is the higher diesel prices New Gold is experiencing at the Mesquite mine. The combination of lower production and higher diesel prices are expected to result in higher costs at Mesquite in the coming quarters with total cash cost(1) for 2011 anticipated to be approximately $40 per ounce above the previous forecast range.

▪
At Peak Mines, the combination of increasing copper prices and appreciation of the Australian dollar continue to largely offset one another. New Gold anticipates costs for the year to be at the top end of the previously forecast cost guidance range for Peak of $410 to $430 per ounce.

▪
Assumptions used in the updated 2011 cost guidance include silver and copper prices of $33.00 per ounce and $4.00 per pound respectively and Australian dollar and Mexican peso foreign exchange rates of $1.00 and $11.50 to the U.S. dollar, respectively. The oil price is assumed to be $105 per barrel.

Despite experiencing cost pressures related to input costs and foreign currencies, New Gold's by-product commodities, silver and copper, continue to provide an effective offset against these cost increases. New Gold is pleased its operations continue to provide expanded margins with costs now anticipated to be in the $390 to $410 per ounce range versus a prevailing gold price of over $1,500 per ounce today. The company’s three operating assets are performing well and New Afton should continue to achieve major development milestones as the year progresses. In addition, with the receipt of the EIA it is expected Goldcorp will continue to advance El Morro and an updated feasibility study is anticipated in the third quarter of 2011. With New Gold’s portfolio of three producing assets and two large, fully-funded organic growth projects, the company set out to add a further leg of growth through the proposed acquisition of Richfield Ventures Corp. New Gold anticipates the transaction will close in early June and looks forward to providing further updates about its plans with the Blackwater Project at that time.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the acquisition of Richfield will be completed successfully on the terms agreed upon by the parties and that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant

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capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Richfield, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Richfield’s continuous disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated
Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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Technical Information – New Gold and Richfield Ventures

The scientific and technical information in this presentation has been prepared under the supervision of Mark Petersen, a qualified person under National Instrument 43-101 and employee of New Gold.

See Richfield’s March 2, 2011 NI 43-101 Technical Report available on SEDAR at www.sedar.com for detailed information regarding the Blackwater Project resource estimate. The Blackwater resource estimate contained in this document is effective as of March 2, 2011 and was derived from information prepared by or under the supervision of Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “qualified person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects NI 43-101.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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